March 5, 2019

Timothy R. Millage
Chief Financial Officer
Lee Enterprises, Incorporated
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

       Re: Lee Enterprises, Incorporated
           Form 10-K for the Fiscal Year Ended September 30, 2018
           Filed December 14, 2018
           File No. 001-06227

Dear Mr. Millage:

        We have reviewed your February 28, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 14, 2019 letter.

Form 10-K for the Fiscal Year Ended September 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Continuing Operations, page 25

1. We note the reconciliation you plan to include in future filings related to prior comment
      1. In light of the fact that you will now be disclosing same property amounts, rather than percentages, please also revise to clarify that these same property basis amounts are non
      GAAP measures, and include a statement as to why management believes the measure is useful to investors. Refer to Item 10(e)(i)(C) of Regulation S-K. Also, we note that the discussion of revenue comparison between 2017 and 2016 on page 26, appears to be only on a same property basis. Please note that MD&A should include a discussion of all significant changes in revenue on a GAAP basis, and may be supplemented by a discussion of non-GAAP amounts, assuming the appropriate disclosures required by Item
 Timothy R. Millage
Lee Enterprises, Incorporated
March 5, 2019
Page 2
         10(e) of Regulation G are included.
       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameTimothy R. Millage                    Sincerely,
Comapany NameLee Enterprises, Incorporated
                                                        Division of Corporation
Finance
March 5, 2019 Page 2                                    Office of
Transportation and Leisure
FirstName LastName